QUESTIONS & ANSWERS REGARDING ALLIANCE FINANCIAL CORPORATION

We have attempted to answer some questions that may arise as you review the enclosed materials. This brief summary of certain information is by necessity general and abbreviated. The questions and information may not be complete with respect to all matters covered in the Proxy Statement/Prospectus and are qualified by reference to the more detailed information contained in the Proxy Statement/Prospectus, which shareholders are urged to read carefully. Any questions may be directed to the contact people designated at the end of this document.

Q: What will this mean to the communities of Cortland and Oneida?

A: We will have a dual headquarters for the new company both in Cortland and Oneida. So, the company will maintain its substantial presence in both Cortland and Oneida and the surrounding communities. As a result, Cortland and Oneida will each become a center of operations of a banking company with total assets over $450 million.

Q: Why merge the Banks?

A: The merger of the banks allows us to create a seamless network of branches for our Cortland and Oneida customers (and vice versa) and allows us to offer enhanced products and services to all of our customers due to our increased size and capabilities. In addition, we can combine our back offices to improve our level of service without increasing our costs of delivering that service and position ourself to expand into new market and product areas.

Q:  Why not stay independent?

A: We are independent. We are jointly independent. As separate banks, our resources were limited and our ability to competitively respond to the growing demands of our customers was becoming more difficult. The merger affords us the capital, management depth, talent, and synergies to be more competitive while also becoming more profitable.

Q: Why are the Oneida shareholders to receive 1.75 to 2 shares for each of their shares and the Cortland shareholders to receive 1 share for each of their shares in the merger?

A: The exchange ratio was set to provide for a fair percentage of ownership by both shareholder groups in a "merger of equals" given the fact that Oneida has 902,877 shares outstanding and Cortland has 1,969,776 shares outstanding. Further, we considered a variety of other factors to accomplish a fair exchange at a wide range of possible stock bid prices in the days preceding the merger.

Q: Will there be a market listing for the shares after the merger?

A: Yes. Alliance plans to apply for a listing on the national market system of NASDAQ.

Q: Will Alliance offer a Dividend Re-Investment Plan?

A: Yes. The present Cortland plan is expected to be continued and extended to all shareholders after the merger.

Q: Why is my vote important? I only own a few shares.

A: For the merger to be completed on time, there is a requirement to get two-thirds of all shares outstanding for each of the two companies in favor of the merger. Not returning your proxy is counted the same as a no vote.

Q: Do I send my shares in with my proxy?

A: No. Cortland shareholders will retain their present shares which will become Alliance shares upon consummation of the merger. Oneida shareholders will receive separate communications regarding the conversion of their shares.

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Q: Is the Board of Directors of your Company in favor of the proposed merger?

A: Yes. The Board of Directors of both Cortland and Oneida have unanimously approved the merger. In addition, each Director has agreed to vote his/her shares in favor of the merger.

Q: Is the Management of your Company in favor of the proposed merger?

A: Yes. The Management of both Cortland and Oneida have been working together since mid-July to bring about the merger with minimal disruption to customers and employees. Management of both banks will be represented in the resultant senior management of Alliance. Both of the co-CEO's have voted in favor of the merger at their Board of Directors' meeting and they each have agreed to vote their shares in favor of the merger.

Q: Should I attend my Company's shareholder meeting or vote by proxy?

A: All shareholders are encouraged to send in their completed proxy cards as soon as possible to cast their votes, even if they plan to attend the meeting. If a shareholder decides to attend the meeting, they can withdraw the proxy and vote in person.

Q: How do I fill out the proxy card correctly?

A: Each shareholder must sign and date the proxy card and the card must be returned in the enclosed envelope with sufficient time to be received well before the date of the meeting. You should mark the appropriate box on the card indicating your vote for both the proposed merger and the proposed Stock Option Plan.

Q: What do I do if I lose or misplace my proxy card, or if I have questions about what to do?

A: You may contact the appropriate representative of your Company with questions. A new proxy card will be delivered to you immediately if your card or other materials are lost or misplaced.

                         Cortland Representative:            David R. Alvord
                                                             (607) 758-1201

                         Oneida Representative:              John C. Mott
                                                             (315) 366-3230

This document is neither an offer nor a solicitation. Any offer or solicitation is made only through the Proxy Statement/Prospectus.